UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41847

Alpha Technology Group Ltd

Unit No.08 on the 25th Floor of Nanyang Plaza,

No. 57 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Information Contained in this Form 6-K Report

Alpha Technology Group Ltd., a British Virgin Islands company (the “Company”), is furnishing this Form 6-K to provide its six-month interim financial statements for the period ended March 31, 2025.

FORWARD LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K filed by Alpha Technology Group Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

About Alpha Technology Group Ltd

Techlution Service Limited (“TSL”) was incorporated in accordance with laws and regulations of Hong Kong on November 28, 2017. It is mainly engaged in the provision of system development services, application development services and NFT-related services.

Neural Sense Limited (“NSL”) was incorporated in accordance with laws and regulations of Hong Kong on October 16, 2019. It is mainly engaged in the provision of system development services and AI-OCR services.

Alpha Technology Group (HK) Limited (formerly known as RadiNation Technology Limited) (“Alpha HK”) incorporated in accordance with laws and regulations of Hong Kong on September 14, 2022. Alpha HK has not commenced its operations.

Alpha DeepMind Limited (“Alpha DeepMind”) incorporated in accordance with laws and regulations of Hong Kong on September 14, 2022. Alpha DeepMind provides consulting services, training services, and AI workflow integration.

Alpha Technology Group Limited (“Alpha”) was incorporated in the British Virgin Islands on October 5, 2022 as an exempted company. Alpha is engaged in investment holding.

Aifa Technology (Guangzhou) Company Ltd. (“Aifa”) was incorporated in the The People’s Republic of China on November 6, 2024. Aifa has not commenced its operations.

On October 12, 2022, Alpha acquired 100% of equity interest in NSL and TSL from the former shareholders. NSL and TSL became Alpha’s wholly owned subsidiaries. Alpha as investing holding company conducts its primary operations through its two wholly owned subsidiaries after the acquisition.

On December 19, 2023, Alpha acquired 100% of equity interest in Alpha HK from the Fuchsia Capital Limited. Alpha HK became Alpha’s wholly owned subsidiary.

On November 6, 2024, Alpha HK set up a wholly owned subsidiary - Aifa Technology (Guangzhou) Company Ltd. The registered capital was RMB5,000,000 which should be paid up by June 30, 2029. No capital was paid up to date.

On November 15, 2024, Alpha entered into agreement with Aimpact Academy Limited to form a joint venture company named Alpha Deepmind Limited. Such joint venture company is a non-wholly owned subsidiary of Alpha. The joint venture company was transferred from Fushsia Capital Limited on December 23, 2024.

Initial public offering

On November 2, 2023, Alpha announced its closing of the initial public offering of 1,750,000 Ordinary Shares at an offering price of US$4 per Ordinary Share. Alpha raised total gross proceeds of US$7,000,000. In addition, the Company granted to its underwriters an option for a period of 45 days after closing of the initial public offering to purchase up to an additional 262,500 Ordinary Shares at the public offering price, less underwriting discounts. On November 21, 2023, the underwriters fully exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of US$4 per share. As a result, Alpha further raised additional gross proceeds of US$1,050,000, in addition to the initial gross proceeds of US$7,000,000, before deducting underwriting discounts and offering expenses. After deducting underwriting discounts, commissions, and other offering expenses, the Company received a total net proceeds of approximately US$5.32 million.

Business updates

On the March 27, 2025, Alpha and The Hong Kong University of Science and Technology announced the establishment of the “AlphaMind Lab”, an AI research institute focused on developing the revolutionary “Alpha Engine”. The primary goal of the Alpha Engine is to drastically reduce the time and cost associated with high-quality data collection and manual annotation by utilizing the “training AI with AI” autonomous learning architecture. This innovation aims to compress the time required to develop a dedicated AI model from the traditional 6-9 months to just 3 days or even 3 hours. The breakthrough of Alpha Engine aims to turn customized AI from a “luxury” into a “necessity”.

Results of Operations

The following information was derived from our unaudited financial results for the six months ended March 31, 2025 and 2024.

ALPHA TECHNOLOGY GROUP LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

	For the six months ended March 31, 2025		For the six months ended March 31, 2024
	HK$	US$	HK$
Revenues	3,054,923	392,669	6,023,005
Cost of revenue	(1,669,198)	(214,553)	(3,253,805)
Gross profit	1,385,725	178,116	2,769,200

Operating expenses:
Listing expenses	—	—	(1,051,816)
Selling, general and administrative expenses	(7,139,639)	(917,704)	(6,963,192)
Total operating expenses	(7,139,639)	(917,704)	(8,015,008)
Loss from operations	(5,753,914)	(739,588)	(5,245,808)

Other income (loss):
Other income, net	813,799	104,602	265,504
Share loss of joint venture	(162)	(21)	—
Goodwill written off	—	—	(539)
Interest expense, net	(699,911)	(89,964)	(29,839)
Total other income, net	113,726	14,617	235,126

Loss before tax expense	(5,640,188)	(724,971)	(5,010,682)
Income tax expense	—	—	—
Net loss and total comprehensive loss	(5,640,188)	(724,971)	(5,010,682)

Net loss per share attributable to ordinary shareholders of the Company
— Basic	*	*	*
— Diluted	*	*	*

Weighted average number of ordinary shares used in computing net loss per share
— Basic	15,262,500	—	15,262,500
— Diluted	14,650,413	—	14,650,413

*	The balance represents an amount less than HK$1 and US$1.

Foreign currency translation and transaction and convenience translation

The accompanying consolidated financial statements are presented in the Hong Kong dollar (“HK$”), which is the reporting currency of the Company. HK$ is also the functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of loss and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of loss and comprehensive loss.

The value of foreign currencies including the US Dollar may fluctuate against the HK$. Any significant variations of the foreign currencies relative to the HK$ may materially affect the Company’s financial condition in terms of reporting in HK$.

Revenues

We generated HK$3,054,923 in revenues for the six months ended March 31, 2025, representing a decrease of HK$2,968,082 or 49.28%, as compared with HK$6,023,005 for the six months ended March 31, 2024. The decrease was primarily due to a decrease in revenue generated from system development by HK$2,711,585 and that no revenue was generated from application development which caused a decrease in revenue of HK$800,000. Although the Company’s strategy of focusing on providing quality service to the customers remains unchanged, our revenue was affected by the economic uncertainty which led to increased competition from industry peers and a reduction in our customers' budgets.

Cost of Revenue

Cost of revenue decreased by HK$1,584,607 or 48.70%, from HK$3,253,805 for the six months ended March 31, 2024 to HK$1,669,198 for the six months ended March 31, 2025. The decrease was generally consistent with the decrease in revenue. Gross profit margin were 45.36% and 45.98% for the six months ended March 31, 2025 and 2024, respectively. The gross profit has decreased due to the decrease in revenue while our gross profit margin remained stable.

Selling, General and Administrative Expenses

The selling, general and administrative expenses increased from HK$6,963,192 for the six months ended March 31, 2024 to HK$7,139,639 for the six months ended March 31, 2025, representing an increase of HK$176,447, or 2.53%. The increase was due to a combination of the following reasons:

●	Advertising expenses

The advertising expenses decreased from HK$1,266,024 for the six months ended March 31, 2024 to HK$2,400 for the six months ended March 31, 2025, representing a decrease of HK$1,263,624, or 99.81%. Initial public offering occurred in period of 2024, during which we have invested more advertising expenses to promote our company and attract potential customers.

●	Entertainment expenses

The entertainment expenses decreased from HK$1,288,518 for the six months ended March 31, 2024 to HK$163,956 for the six months ended March 31, 2025, representing a decrease of HK$1,124,562, or 87.28%. Reason for the decrease in entertainment expenses is same as that for the decrease in advertising expenses.

●	Audit fee and professional fee

Our audit fee increased from HK$28,000 for the six months ended March 31, 2024 to HK$1,210,550 for the six months ended March 31, 2025. Our professional fee increased from HK$62,326 for the six months ended March 31, 2024 to HK$578,438 for the six months ended March 31, 2025.

Listing expenses

The listing expenses decreased from HK$1,051,816 for the six months ended March 31, 2024 to nil for the six months ended March 31, 2025. The decrease was due to that we have completed our initial public offering in November 2023.

Total other income

Total other income decreased from HK$235,126 for the six months ended March 31, 2024 to HK$113,726 for the six months ended March 31, 2025, representing a decrease of HK$121,400, or 51.63%. The net decrease was mainly due to a combination of the following reasons:

●	Other income, net

Other income, net increased from HK$265,504 for the six months ended March 31, 2024 to HK$813,799 for the six months ended March 31, 2025, representing an increase of HK$548,295, or 206.51%. The increase was mainly due to increase in bank interest income earned by Alpha during the period.

●	Interest expense, net

Interest expense, net increased from HK$29,839 for the six months ended March 31, 2024 to HK$699,911 for the six months ended March 31, 2025, representing an increase of HK$670,072, or 2,245.62%. The increase was mainly due to new loan obtained by TSL in order to maintain the liquidity of the operating cash flow.

Income Tax

No provision of income tax for the business as the group was making loss.

Net loss

As a result of the foregoing, our net loss increased to HK$5,640,188 for the six months ended March 31, 2025 from HK$5,010,682 for the six months ended March 31, 2024.

ALPHA TECHNOLOGY GROUP LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025, AND SEPTEMBER 30, 2024

(UNAUDITED)

	As of March 31,		As of September 30,
	2025		2024
	HK$	US$	HK$
Assets
Current assets:
Cash and cash equivalent	38,525,687	4,951,951	41,795,661
Accounts receivable, net	1,604,825	206,278	1,274,500
Deposit and prepayment	107,500	13,818	51,730
Deferred cost of revenue	646,392	83,085	523,392
Due from shareholders	100	13	100
Due from related parties	42,700	5,489	42,700
Total current assets	40,927,204	5,260,634	43,688,083

Non-current assets
Property and equipment, net	64,394	8,277	74,134
Investment in joint venture	5,838	750	—
Intangible assets	3,837,610	493,272	4,093,451
Goodwill	10,176,959	1,308,109	10,176,959
Right of use asset – finance lease	51,297	6,594	89,770
Right of use asset – operating lease	1,260,044	161,961	1,516,818
Rental deposit	179,276	23,043	179,276
Total non-current assets	15,575,418	2,002,006	16,130,408
TOTAL ASSETS	56,502,622	7,262,640	59,818,491

Liabilities
Current liabilities:
Bank loans – current	604,776	77,736	594,627
Other loans – current	2,544,200	327,022	856,040
Accrued expenses and other liabilities	1,092,318	140,403	1,024,081
Lease liability-operating lease	533,170	68,532	520,034
Lease liability-finance lease	82,660	10,625	122,156
Contract liabilities	2,388,963	307,068	1,747,463
Deferred tax liabilities	844,274	108,520	844,274
Tax payables	157,895	20,295	159,881
Due to directors	1,530,572	196,734	989,656
Total current liabilities	9,778,828	1,256,935	6,858,212

Non-current liabilities
Bank loans – non-current	—	—	305,485
Lease liability – operating lease-non-current	726,874	93,430	996,784
Lease liability – finance lease-non-current	—	—	20,902
Total non-current liabilities	726,874	93,430	1,323,171
TOTAL LIABILITIES	10,505,702	1,350,365	8,181,383

Shareholders’ equity
Ordinary shares
Alpha Technology Group Limited, US$0.0001 par value; 1,500,000,000 shares authorized; 13,250,000 shares issued as of September 30, 2024, and 15,262,500 shares issued as of March 31, 2025	54,112,233	6,955,389	54,112,233
Capital reserves	10,000,000	1,285,364	10,000,000
Accumulated deficit	(18,115,313)	(2,328,478)	(12,475,125)
Total shareholders’ equity	45,996,920	5,912,275	51,637,108
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,502,622	7,262,640	59,818,491

Liquidity and Capital Resources

As of March 31, 2025 and September 30, 2024, we had cash and cash equivalents of HK$38,525,687 and HK$41,795,661, respectively. We did not have any other short-term investments.

As of March 31, 2025 and September 30, 2024, our current assets were HK$40,927,204 and HK$43,688,083, respectively, and our current liabilities were HK$9,778,828 and HK$6,858,212, respectively. Our current ratio was 4.2 times and 6.4 times as of March 31, 2025 and September 30, 2024, respectively, indicating our healthy and strong liquidity.

As of March 31, 2025 and September 30, 2024, our net assets were HK$45,996,920 and HK$51,637,108, respectively. The decrease in net assets was due to the net loss incurred in the six months ended March 31, 2025.

As of March 31, 2025 and September 30, 2024, our gearing ratio, which is calculated as total liabilities divided by total assets, was 18.6% and 13.7%, respectively.

Shareholders’ equity

On November 2, 2023, we announced the closing of the initial public offering of 1,750,000 Ordinary Shares at an offering price of US$4 per Ordinary Share. We raised total gross proceeds of US$7,000,000. In addition, the Company granted to its underwriters an option for a period of 45 days after closing of the initial public offering to purchase up to an additional 262,500 Ordinary Shares at the public offering price, less underwriting discounts. On November 21, 2023, underwriters fully exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of US$4 per share. As a result, we raised additional gross proceeds of approximately US$1,050,000, in addition to initial gross proceeds of US$7,000,000, before deducting underwriting discounts and offering expenses. After deducting underwriting discounts, commissions, and other offering expenses, we received a total net proceeds of approximately US$5.32 million.

Cash Flows Summary

	For the six months ended March 31, 2025		For the six months ended March 31, 2024
	HK$	US$	HK$
Net cash used in operating activities	(5,134,683)	(659,995)	(16,538,206)
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	1,864,709	239,684	56,654,866
Net (decrease) increase in cash	(3,269,974)	(420,311)	40,116,660

Operating activities

Net cash used in operating activities was HK$5,134,683 for the six months ended March 31, 2025, compared to net cash used in operating activities of HK$16,538,206 for the six months ended March 31, 2024.

Net cash used in operating activities for the six months ended March 31, 2025 was mainly due to net loss of HK$5,640,188 for the period. The decrease in net cash used in operating was mainly due to that we settled the accrued listing expense in the six months ended March 31, 2024 which amounted to HK$10,807,664.

Investing activities

Net cash provided by investing activities was nil for the six months ended March 31, 2025 and 2024.

Financing activities

Net cash provided by financing activities was HK$1,864,709 for the six months ended March 31, 2025, as compared to the net cash provided by financing activities of HK$56,654,866 for the six months ended March 31, 2024.

Net cash provided by financing activities for the six months ended March 31, 2025 was mainly due to new loan obtained by TSL. The decrease in net cash provided by financing activities was mainly due to initial public offering in November 2023 and received a total net proceeds of HK$44,112,133.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Technology Group Ltd

Date: September 29, 2025	By:	/s/ Tsang Chun Ho, Anthony
	Name:	Tsang Chun Ho, Anthony
	Title:	Executive director and president